EXHIBIT 10.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-12592), Form S-8 (No. 333-13100) and Form S-8 (No. 333-13136) of Unilever N.V. and Unilever PLC, of our report dated 6 March 2002 relating to the financial statements, which appears in this Form 20-F.

PricewaterhouseCoopers N.V.	PricewaterhouseCoopers
Registeraccountants	Chartered Accountants and Registered Auditors
Rotterdam, The Netherlands	London, England

14 March 2002